

Mail Stop 7010

June 7, 2007

<u>via U.S. mail and facsimile</u>

Ralph E. Faison
President and Chief Executive Officer
Andrew Corporation
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60154

> **RE:** **Andrew Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 10-Q for the Fiscal Quarters Ended December 31, 2006 and**
> **March 31, 2007**
> **File No. 1-14617**

Dear Mr. Faison:

We have reviewed your response letter dated May 17, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Form 10-K for the Fiscal Year Ended September 30, 2006</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Critical Accounting Policies, page 31</u>

<u>Goodwill, page 32</u>

1. We note the disclosure you included in your March 31, 2007 Form 10-Q in response to bullet 1 of comment 1 in our letter dated May 3, 2007. Specifically, we note your revised disclosure that you apply multiples of key metrics of other similar companies to historical or projected results of the company being valued to determine its fair market value under the CB method valuation. We further note the following from your 2005 and 2006 CB method valuations:

- 2005: For Network Solutions and Satellite Communications, you used fiscal year 2006 projections for revenue and EBITDA.
- 2006: For Base Station Subsystems and Satellite Communications, you use fiscal year 2007 projections for revenue and the average EBITDA margin over the projection period of 2007-2010.

We assume that the projections used are based on the projections used in the discounted cash flow method. Please clarify in future filings. Please also revise your disclosure in future filings to identify (i) the reporting units for which projections were used for the CB method and (ii) the reasons why projections were used rather than historical results for estimating the fair value of the reporting unit using the CB method.

2. We note your response to comment 3 in our letter dated May 3, 2007. Specifically, you state that you did not use the EBITDA multiple for the CB method valuation for Base Station Subsystems for the 2005 goodwill impairment test, as Base Station Subsystems' EBITDA was de minimis due to a large product recall charge. In future filings, revise footnote (b) to the table to clarify this point.

3. We note your disclosure that the decrease in Satellite Communications headroom in 2006 versus 2005 is due to lower projected long-term revenues and cash flows. Please ensure future filings adequately explain why you significantly reduced your projected revenues for Satellite Communications during fiscal year 2006. This explanation should be apparent from your discussions of the results of Satellite Communications within Management's Discussion and Analysis.

4. We note your response to comment 6 in our letter dated May 3, 2007. You state that you "conformed" your fiscal year 2003 and 2004 segment disclosures to your fiscal year 2005 presentation in your fiscal year 2005 Form 10-K. As noted in our letter dated October 12, 2005, we stated our belief that you had five operating and reportable segments as of September 30, 2004 and requested that you amend your September 30, 2004 Form 10-K to restate your segment disclosure. You also state, "…based on discussions with the Staff prior to the filing of our fiscal 2005 Form 10-K, we understood that conducting fiscal 2003 and 2004 goodwill tests for our five reporting segments was not necessary as we were testing these five units for goodwill impairment in fiscal 2005." We do not recall any discussion which would have suggested that you did not need to revisit your goodwill impairment tests for fiscal years 2003 and 2004. Given the above facts and events that occurred as we understand them, we believe that it was appropriate for you to reassess your 2004 and 2003 goodwill impairment at the five reportable segments level.

5. We note your response to comment 8 in our letter dated May 3, 2007 in addition to your previous responses to our questions regarding your identification of reporting units for purposes of testing goodwill for impairment. Paragraph 30 of SFAS 142 states, "[a] reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component." EITF 98-3 states, "[f]or a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers." EITF 98-3 goes on to state, "[a] transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business…If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business." We note your position that, while you do maintain discrete product line (i.e., one level below an operating segment) operating results, these product lines are not businesses as defined by EITF 98-3 mainly due to your product lines sharing manufacturing facilities and sales forces.

- We note that some of your product lines do share manufacturing facilities, which may indicate that those product lines are missing an element that may not be minor. However, we also note that:
    o One product line in Satellite Communications, two product lines in Network Solutions and one product line in Wireless Innovations do not share any manufacturing facilities, technology or equipment.
    o One product line in Antenna & Cable Products shares only "some" manufacturing facilities but does not share any manufacturing technology or equipment.
    o One product line in Wireless Innovations shares only "some" manufacturing facilities and equipment but does not share any manufacturing technology.
    o One product line in Base Station Subsystems has products that are primarily outsourced with only some products being manufactured in-house in shared facilities with shared technology and equipment.
    o One product line in Satellite Communications does share manufacturing facilities; however, it does not share manufacturing technology or equipment.

- While we note that you hold your centralized sales force in high regard, it remains unclear how for purposes of your analysis under EITF 98-3 you determined that your centralized sales force is not minor.

- As we previously noted, during the first quarter of fiscal year 2007 you allocated $4 million of goodwill to the pending sale of the Yantai, China facility (i.e., your broadband cable product line). Subsequent to our letter dated March 22, 2007, you reconsidered such allocation without explanation. In addition, during fiscal year 2004 you sold two other product lines for which you allocated goodwill.

Based on the above points, it remains unclear to us that you have properly identified your reporting units for testing goodwill for impairment based on the guidance in SFAS 142, EITF Topic D-101 and EITF 98-3 for all periods presented. However, as the identification of your reporting units involves management's significant judgment based on all relevant factors, we have no further comments at this time. However, we urge you to continue to review the authoritative guidance regarding the level at which goodwill should be tested, the assumptions made to determine such level, and the facts and circumstances relevant to your determination that none of your product lines constitute a business.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 16. Goodwill, page 17

6. We note your disclosure that due to the recognition of losses in the two quarters in fiscal year 2007, you determined an interim impairment test for Base Station Subsystems goodwill was required. We further note that based on the first step of testing goodwill for impairment that you are required to perform the second step, which may result in an impairment loss. Please ensure your future filings include a comprehensive explanation of what occurred during the second quarter of fiscal year 2007 as compared to the past four fiscal years with recognized losses that caused you to prepare an interim impairment test. In this regard, we note that as of July 1, 2006 your future cash flow projections for Base Stations Subsystems included (1) higher sales volumes, (2) increased gross margins, (3) increased facility utilization, (4) introduction of new products, and (5) focus on higher margin products and improved mix of product sales. Ensure your disclosure addresses each assumption which was not realized and the reason(s) why the assumption turned out to be inaccurate or unattainable. Furthermore, if the second step of the test results in no impairment of Base Station Subsystems' goodwill, please include a comprehensive explanation as to how you arrived at this conclusion in addition to disclosing the revised assumptions used and the sensitivity of those assumptions disclosed in your March 31, 2007 Form 10-Q.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief